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                          CALEDONIA MINING CORPORATION

                                  NEWS RELEASE

            MINI-BULK SAMPLE COMPLETED AND NEW KIMBERLITE DISCOVERED
                        ON KIKERK LAKE PROPERTY, NUNAVUT

                           MAY 21ST 2002, 7.00 PM. EST

Caledonia Mining Corporation ("Caledonia") of Toronto (TSX: CAL and NASDAQ -
OTCBB: CALVF) is pleased to report that it has been advised by its joint venture partner and operator of the programs, Ashton Mining of Canada Inc. ("Ashton"), of the collection of a mini-bulk sample from the Potentilla kimberlite and the discovery of the Stellaria kimberlite on the Kikerk Lake property in Nunavut.

POTENTILLA MINI-BULK SAMPLE

Discovered in September 2001, the Potentilla kimberlite consists of two phases: an upper layer of kimberlite breccia underlain by hypabyssal kimberlite. The body is overlain by approximately 10 m of glacial overburden. Microdiamond results from samples of drill core were reported on October 24, 2001.

During May 2002, a mini-bulk sample weighing approximately 5.5 tonnes was recovered from seven core holes drilled from two setups. One setup was located near the site of the discovery hole announced on September 7, 2001. A vertical hole drilled at this location exited kimberlite at a depth of 205 m. A vertical hole and five angle holes were drilled from the second setup located 20 m southeast of the discovery hole. These drill holes exited kimberlite at vertical depths ranging from 55 m to 118 m. An additional angle hole was drilled approximately 100 m north of the discovery hole without intersecting kimberlite. The drilling data indicate that Potentilla is oriented north-south and has maximum surface dimensions of 110 m x 50 m.

The Potentilla mini-bulk sample will be processed for macrodiamonds through Ashton's dense media separation plant in North Vancouver. Results are expected in the third quarter.

STELLARIA KIMBERLITE

The Stellaria kimberlite was discovered during the recently completed winter 2002 field program. Situated approximately 700 m east of the Potentilla kimberlite, the body was found by drilling a vertical core hole on a geophysical anomaly having approximate surface dimensions of 160 m x 50 m. The anomaly is oriented along a geophysically defined linear feature having an approximate strike length of 2 km. . A portion of this feature is situated up ice of a kimberlite indicator mineral dispersion hosting a significant G10 garnet population. The drill intersected approximately 20 m of glacial overburden underlain by 35 m of dolomitic limestone before

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entering hypabyssal kimberlite. The drill intersected 39 m of kimberlite before entering dolomitic limestone at a depth of 94 m. The hole was terminated in the limestone at a depth of 129 m. Material collected from Stellaria will be processed for microdiamonds by caustic dissolution at Ashton's laboratory in North Vancouver.

During the winter 2002 program, two additional geophysical targets were drill tested on the Kikerk Lake property without intersecting kimberlite.

A detailed airborne geophysical survey was completed on the northwestern portion of the Kikerk Lake property. The data are currently being interpreted and priority anomalies that are identified will be the subject of follow-up during the summer field season.

Pursuant to an August 2000 option agreement with Caledonia, Ashton has now acquired a 52.5 percent interest in the Kikerk Lake property. Caledonia and Northern Empire Minerals Ltd. ("Northern Empire") hold a 17.5 percent and 30 percent interest respectively. The agreement gives Ashton the right to increase its interest to 59.5 percent by carrying Caledonia up to the completion of a feasibility study. Northern Empire is participating in the current program.

FOR FURTHER INFORMATION PLEASE CONTACT CALEDONIA MINING CORPORATION:

S.E. Hayden                                        James Johnstone                          Chris Harvey
Chairman, President and CEO                        V-P Operations and COO                   Technical Director
South Africa                                       Canada                                   Canada
Tel: (011-27-11) 447-2499                          Tel: (1-905) 607-7543                    Tel: (1-905) 607-7543
Fax: (011-27-11) 447-2554                          Fax: (1-905) 607-9806                    Fax: (1-905) 607-9806

FURTHER INFORMATION REGARDING CALEDONIA'S EXPLORATION ACTIVITIES AND OPERATIONS ALONG WITH ITS LATEST FINANCIALS MAY BE FOUND ON THE CORPORATION'S WEBSITE HTTP:/WWW.CALEDONIAMINING.COM